UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Results of Series F Debentures and Series 2 Options Offering in Israel

Further to the announcement by Ellomay Capital Ltd. (the “Company”), dated January 11, 2024, of the results of the institutional and classified investors tender for a new series of unsecured nonconvertible debentures (the “Series F Debentures”) and a new series of options to purchase the Company’s ordinary shares (the “Series 2 Options”), the Company hereby announces that the public bidding for the units consisting of the Series F Debentures and the Series 2 Options was held on January 15, 2024.

Based on the public bidding process, the Company will issue an aggregate principal amount of NIS 170,000,000 of the Series F Debentures and 1,020,000 Series 2 Options. The price per unit (each unit consists of NIS 1,000 par value Series F Debentures and 6 Series 2 Options) determined at the bidding process is NIS 981.

The principal amount of the Series F Debentures is repayable in four installments on March 31 of each of the years 2027 through and including 2030 as follows: 30% of the principal on each of the 2027 and 2028 repayment dates, 25% of the principal on the 2029 repayment date and 15% of the principal on the 2030 repayment date. The Series F Debentures bear a fixed annual interest at the rate of 5.5% (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2024 through and including March 31, 2030. The deed of trust governing the Series F Debentures includes customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to meet certain financial covenants, up to an aggregate increase in the annual interest rate of 0.75%. The deed of trust for the Series F Debentures further includes a number of customary causes for immediate repayment including the default of the Company in connection with certain financial covenants.

The Series 2 Options are exercisable into ordinary shares of the Company at an exercise price of NIS 80 (approximately $21.2) per share, subject to customary adjustments, and are valid through January 5, 2028.

The immediate gross proceeds from the offering will be approximately NIS 166.8 million and the Company expects that the immediate net proceeds from the offering (net of offering expenses and commissions) will be approximately NIS 164.8 million (approximately $43.7 million). In the event all of the Series 2 Options are exercised prior to their expiration date, the Company will receive additional gross proceeds of NIS 81.6 million.

The public offering described in this report was made in Israel only and not to U.S. persons. The Series F Debentures and Series 2 Options will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, the impact of the war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: January 16, 2024